Exhibit 12.1

NATIONAL CINEMEDIA, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year Ended		Year Ended		Year Ended		Year Ended		Year Ended
	Dec. 26, 2013		Dec. 27, 2012		Dec. 29, 2011		Dec. 30, 2010		Dec. 31, 2009
Earnings:
Income (loss) before income taxes	$163.6		$101.6		$134.8		$140.7		$130.1
Fixed charges	61.8		57.7		50.5		49.7		40.1
Equity loss from investment, net	—		—		—		0.7		0.8
Total Earnings	$225.4		$159.3		$185.3		$191.1		$171.0
Fixed Charges:
Interest expense	$59.0		$55.3		$48.2		$47.8		$38.2
Amortized premiums, discounts and capitalized expenses related to indebtedness	2.8		2.4		2.3		1.9		1.9
Total Fixed Charges	61.8		57.7		50.5		49.7		40.1
Ratio of earnings to fixed charges	3.6	x	2.8	x	3.7	x	3.8	x	4.3	x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.